787 Seventh Avenue New York, N.Y. 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 26, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment Nos. 161, 162, 163, 164 and 165

Dear Ms. Cole:

This letter responds to your comments with respect to each of the following post-effective amendments (“PEA”) to the Company’s registration statement filed on behalf of the following series of the Company (each, a “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933.

PEA No.	Date Filed	Series
161	November 16, 2011	iShares MSCI Global Agriculture Producers Fund
162	November 16, 2011	iShares MSCI Global Energy Producers Fund
163	November 16, 2011	iShares MSCI Global Gold Miners Fund
164	November 16, 2011	iShares MSCI Global Select Metals and Mining Producers Fund
165	November 16, 2011	iShares MSCI Global Silver Miners Fund

The comments were provided in a telephone conversation on December 22, 2011. For your convenience, your comments are summarized below and each comment is followed by our response. The responses below apply to each Fund referenced above, unless stated otherwise. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: Each Fund includes the term “global” in its name. Please make a representation in the registration statement that at least 40% of the Fund’s assets will be invested in companies located outside of the United States.

Response: In its release adopting Rule 35d-1,1 the Securities and Exchange Commission (the “SEC”) stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. The prospectus for each Fund discloses the various countries in which the Fund expects to invest its assets and evidences the Fund’s intent to make investments in a number of different countries throughout the world. The Company submits that the inclusion of the term “global” in the name of each Fund is appropriate and consistent with the position stated by the SEC in the Adopting Release. Although the Company believes the requested disclosure is not required by Rule 35d-1, the Fund’s disclosure has been amended to state that, “The Fund, under normal market conditions, will invest at least 40% of its assets in issuers organized or located outside the U.S. or doing business outside the U.S.”

Comment No. 2: The exchange ticker symbol should appear on the cover page, not on the first page of the summary section of the prospectus.

Response: Each Fund’s exchange ticker symbol will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Company has previously noted, the Company also intends to disclose each Fund’s exchange ticker symbol in the heading of the summary section in the prospectus.

Comment No. 3: If the Fund expects to incur acquired fund fees and expenses, the introduction to the fees and expenses table should include a description of the acquired fund fees and expenses.

Response: The Fund currently does not expect to incur material amounts of acquired fund fees and expenses.

Comment No. 4: The first sentence under “Principal Investment Strategies” in the prospectus for the iShares MSCI Global Gold Miners Fund (the “Gold Miners Fund”) notes that the Underlying Index measures the “combined performance of equity securities of companies primarily engaged in the business of gold mining in both developed and emerging markets.” The six countries listed at the end of the first paragraph, Australia, Canada, Hong Kong, South Africa, the United Kingdom and the United States, do not appear to be “emerging market” countries. Please confirm that the Fund will invest in “emerging market” countries and, if so, add appropriate additional risk factors.

[1]

Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at n. 42 (the “Adopting Release”). See also, Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 10.

Response: The Gold Miners Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI Select Gold Miners Investable Market Index. The MSCI ACWI Select Gold Miners Investable Market Index is a subset of the MSCI ACWI Index, which is a global equity index consisting of developed and emerging market countries across the large, mid and small cap size - segments. South Africa is one of the emerging market countries included in the MSCI ACWI Index. It is expected that the Gold Miners Fund will also invest in other emerging market countries. The Company has revised the Gold Miners Fund disclosure to include “Risk of Investing in Emerging Markets” as a principal risk factor.

Comment No.5: The penultimate sentence of the first paragraph under the “Principal Investment Strategies” in the Gold Miners Fund prospectus states that, “The price of the equity securities of these companies and gold may not always be closely correlated.” Please add this sentence to the appropriate risk factor.

Response: The Company has revised the “Gold Mining Sector Risk” disclosure in the Gold Miners Fund prospectus and the “Silver Mining Sector Risk” disclosure in the iShares MSCI Global Silver Miners Fund prospectus to add disclosure that the price of the equity securities in which the Fund invests may not correlate with the value of gold or silver, as applicable.

Comment No. 6: Fifth paragraph under “Principal Investment Strategies” in the prospectus for the Gold Miners Fund notes that the Fund may invest in derivatives, including futures contracts, options on futures contracts, options, and swaps related to its Underlying Index. A similar sentence appears in the prospectus for each of the other Funds. Please add a section describing the risk of investing in derivatives, specifying the particular types of derivatives and risks associated with each type. See Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: Although each Fund discloses the possibility that it may use futures contracts, options and swaps in seeking to track the performance of its Underlying Index, the Company believes that the utilization of these financial instruments will be limited under current market conditions. As a result, the Company has not disclosed the risks associated with investing in derivative instruments as principal risks of the Funds. If a Fund commences investing in derivative instruments to the point the investments constitute a principal risk, the Company will add appropriate disclosure to the Fund’s prospectus.

Comment No. 7: The “Summary of Principal Risks” section of the Gold Miners Fund prospectus includes specific disclosure regarding the risks of investing in Canada. Please explain why Canada was specifically referenced and not the other countries listed in the “Principal Investment Strategies” section.

Response: The Company expects that more than 20% of the Gold Miners Fund’s assets will be invested in securities of Canadian companies and that, as a result, the risks associated with investing in Canada should be considered a principal risk of the Fund. The amount of Gold Miners Fund assets that will be invested in the securities of issuers located in other individual countries is not anticipated to result in the risks of investment in those countries constituting a principal risk of the Gold Miners Fund.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer

Andrew Josef